ALSTON&BIRD LLP

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

January 15, 2014

VIA

EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Definitive Proxy Statement on Schedule 14A –Mariner Hyman Beck Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Mariner Hyman Beck Fund (the “Fund”), accompanying this letter for filing under the Securities Exchange Act of 1934, as amended, pursuant to Section 14(a) thereunder, is a copy of the Fund’s Definitive Proxy Statement and related materials on Schedule 14A  (“Proxy Statement”).  As described in the attached Proxy Statement, the purpose of the shareholder meeting is to seek shareholder approval of a proposed new investment advisory agreement between the Trust, on behalf of the Fund, and Monte Capital Group LLC, the Fund’s interim investment adviser.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/  David J. Baum

David J. Baum

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